EXHIBIT 99.4

[Letterhead of Doherty & Company LLC]

June 7, 2004

Trinity Learning Corporation

1831 Second Street

Berkeley, California 94710

We hereby consent to the use of our name and to the description of our opinion letter, dated March 23, 2004, under the caption “Opinion of Financial Advisor to the Board of Directors of Trinity Learning” in, and to the inclusion of such opinion as Annex C to, the Joint Proxy Statement/Prospectus of ProsoftTraining. By giving such consent we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

DOHERTY & COMPANY LLC

By:	/s/ Michael Doherty
Michael Doherty President